FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 17, 2003

BG Group plc
(Name of Registrant)

100 Thames Valley Park Drive
Reading RG6 1PT
ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

Enclosure: BG Group plc’s Annual Review 2002 for the fiscal year ended December 31, 2002.

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BG Group Annual Review 2002

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CONTENTS
1	Financial Highlights
2	Chairman’s and Chief Executive’s Statement
3	Financial Calendar
4	The Year in Review
5	Business Development
7	Governance and Risk
9	Corporate Responsibility
11	Board of Directors
12	Summary Directors’ Report
13	Summary Remuneration Report
17	Summary Financial Statements
19	Notice of Annual General Meeting

Important note

This Annual Review is only a summary of information in the Company’s accounts, Directors’ Report and Directors’ Remuneration Report. It does not contain sufficient information to allow for a full understanding of the results of the Group and the state of affairs of the Company or the Group or of its policies and arrangements concerning Directors’ remuneration as would be provided by the full BG Group Annual Report and Accounts 2002.

Shareholders who would like more detailed information may obtain a copy of the full Annual Report and Accounts for 2002 from our website www.bg-group.com. Alternatively it is available free of charge from the Head of Investor Relations at the registered office address on the back page. If you wish to receive the full Annual Report and Accounts in future years please write to Lloyds TSB Registrars at their address, shown on the back page.

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BG GROUP PLC 2002	1

BG IS AN INTEGRATED GAS MAJOR: OUR
FOCUS IS ON UNDERSTANDING, BUILDING
AND SUPPLYING NATURAL GAS MARKETS
AROUND THE WORLD.

FINANCIAL HIGHLIGHTS
BG – CONTINUING OPERATIONS		2002	2001

	Turnover (£m)(i) (ii)	2 610	2 508
	Total operating profit (£m)(ii)	888	833
	Earnings (£m)(ii)	424	465
	Earnings per share (p)(ii)	12.0	13.3
	Cash inflow from normal operating activities (£m)(iii)	1 015	837
	Capital investment (£m)	1 510	1 079
	Net borrowings (£m)	(1 002)	(538)
	Net assets (£m)	3 348	3 530

(i)	Results of gas trading activities are presented on a netbasis and 2001 has been restated accordingly.
	There is no impact on operating profit
(ii)	Excluding exceptional items
(iii)	Cash flow excluding one-off items

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2	BG GROUP PLC 2002	SIR RICHARD GIORDANO, CHAIRMAN (LEFT)
FRANK CHAPMAN, CHIEF EXECUTIVE

CHAIRMAN’S AND CHIEF EXECUTIVE’S STATEMENT

This has been a year of strong growth: an excellent performance in a difficult business environment.

Our integrated gas major strategy continues to deliver strong growth against a background of political turbulence and global economic slowdown. BG’s success is based on core strengths across the gas chain from reservoir to burner tip. We have an outstanding ability to find and develop gas reserves at very competitive costs. We have a proven track record in developing and serving gas markets in many parts of the world. We are confident that this strategy and these skills will enable us to continue to deliver profitable growth and to provide exceptional shareholder value.

BUSINESS PERFORMANCE*
In our second full year of business as the new BG Group, we delivered another strong set of results. Operating profits increased by 7% whilst underlying operating profit increased by 13% at constant upstream prices. As a result of the unanticipated and abruptly imposed North Sea tax surcharge, earnings fell by 9%. Excluding the £95 million tax surcharge, earnings per share would have been 11% higher than in 2001.

Our total operating profit has grown by a compound average rate of 41% per annum since 1997 due to strong growth and the transformation of our cost base. This growth has been achieved across our upstream and downstream segments. The Group continued to generate strong operating cashflows and, notwithstanding a substantial capital investment programme of £1.5 billion, we ended the year with gearing of only 23%.

In accordance with our existing dividend policy, your Board is recommending a final dividend of 1.55 pence per ordinary share, making a full year total of 3.1 pence.

BUSINESS HIGHLIGHTS
Our businesses continue to perform well and we are in a good position to deliver our 2003 targets for production and for return on average capital employed.

During 2002, BG increased its proved gas and oil reserves by 31% through commercialisation of discoveries, reserves upgrades and acquisitions. Today, we have an outstanding hydrocarbon resource base: 8.7 billion barrels of oil equivalent, of which more than 4.6 billion barrels are proved and probable reserves. This represents over 64 years of potential production at 2002 production rates.

External benchmarking studies showed BG’s exploration and production business as a top quartile performer in three year average finding and development costs, annual unit operating costs and reserves replacement. Our skills in Liquefied Natural Gas enable us to move our gas reserves long distances to markets with unsatisfied demand for natural gas. During the year our Transmission and Distribution (T&D) throughput increased by 4% and we added over 1 400 km of new gas distribution network. We revised our 2003 and 2006 T&D volume targets to reflect adverse economic conditions in Argentina, and the delayed power market growth in Brazil and greater than anticipated availability of high sulphur fuel oil. Gas-fired power generation provides opportunities to pull gas through to developing markets. 2002 saw a 19% increase in profits from Power and we achieved our 2003 power capacity target ahead of schedule.

We also explore opportunities to create new businesses, particularly where these exploit synergies with our distribution activities and enhance existing assets. We are developing new businesses in three market segments: natural gas vehicles, domestic combined heat and power and telecommunications networks.

STRATEGY
Our essential strategy and direction continue unchanged: strong growth and good returns from an integrated and internationally diversified energy business, with the emphasis clearly on gas; developing reserves, building and accessing markets; and participating in the mid-stream enabling businesses.

* Excluding exceptional items

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BG GROUP PLC 2002	3

FINANCIAL CALENDAR

Annual General Meeting	22 April 2003

Ex-dividend date for 2002 final dividend	19 March 2003

Record date for 2002 final dividend	21 March 2003

Payment of 2002 final dividend
Shareholders	2 May 2003
ADR holders	12 May 2003

Financial year end	31 December 2003

BG AT WORK
BG’s skills across the value chain are central to the realisation of our strategy. It is in the execution of our projects that BG truly excels and this depends on having the right people. We would like to take this opportunity to pay tribute to what they have achieved during 2002.

Our successes in the past few years in exploiting opportunities throughout the gas chain have demonstrated the depth of our skills and expertise. Underpinning these competencies is a performance culture, which is now the hallmark of BG. We are creating an environment where every individual in the organisation has a clear sense of their contribution to Group goals and a real desire to take personal responsibility to search for improved solutions.

OPERATING RESPONSIBLY
Our Statement of Business Principles continues to provide a firm foundation of values and operating principles. We remain strongly committed to the health, safety and security of our employees and of all those affected by our operations. Over the last few years, we have made great strides in improving safety. We had an injury rate of 0.7 per million hours worked this year (0.9 in 2001, 1.2 in 2000).

Although gas is a relatively clean and efficient fuel, we place our responsibility to minimise the impact of our operations on the environment at the core of our business planning. We operate within a company-wide environmental management system to minimise environmental impacts. We have made a commitment that all major activities where we have a controlling interest will achieve external certification of their environmental management systems. During 2002, BG operations in Bolivia, Brazil, Northern Ireland and Egypt achieved ISO 14001.

We recognise that our ‘licence to operate’ depends in part on the value we can return to the communities among whom we develop our projects. As well as community investment projects, we aim to develop awareness of how our businesses can support social and economic development in the communities where we operate.

With respect to governance, we are witnessing the emergence of new standards. BG Group is already well positioned to meet these new requirements. We will continue to maintain the highest standards of governance throughout the Group, based on our absolute commitment to integrity and high ethical standards in all our operations.

We made two changes to your Board of Directors during the year. In August, Ashley Almanza was appointed Chief Financial Officer and Executive Director on the Board. Ashley, who has held a number of senior finance positions with the Group over the last nine years, succeeds Andrew Bonfield. We would like to thank Andrew for the commitment and leadership he brought to the Company in his time with us. In September, Sir Robert Wilson, currently chairman of Rio Tinto plc and non-executive director of Diageo plc, was appointed non-executive Director.

We would also like to thank our shareholders. Many of you have been with us for some time and have witnessed the Group’s remarkable transformation from a national utility to a major player in the world’s liberalising energy markets.

THE FUTURE
Your Company’s goal is to deliver top quartile shareholder returns as measured against the performance of our energy industry peers. We have already established an enviable track record. With the continuing support of our shareholders and our people, we are well positioned to seize the wealth of opportunities in the global market.

Sir Richard Giordano KBE Chairman

Frank Chapman Chief Executive

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4	BG GROUP PLC 2002

BG IS AN INTEGRATED GAS COMPANY WITH ACTIVITIES
ACROSS THE WHOLE RANGE OF GAS OPERATIONS, FROM
THE RESERVOIR TO THE FINAL CONSUMER.

THE YEAR IN REVIEW

In a world where gas is abundant, affordable and the cleanest of fossil fuels, demand is expected to grow at rates faster than for other major sources of energy. This should present valuable opportunities for companies such as BG, that are experts in gas.

We focus on understanding, building and supplying natural gas markets. We have four major business segments. Our high performing Exploration and Production (E&P) business, which finds and develops reserves, remains the centre of gravity of our activities. The increasingly opportunity-rich Liquefied Natural Gas (LNG) segment together with Transmission and Distribution (T&D) and Power Generation (Power), form our downstream activities and give us a complete range of skills across the gas chain.

BG is an international business, currently active in some 20 countries across five continents. We believe that our combination of skills and experience across the gas chain and our geographical diversity are key to the creation of shareholder value.

Exploration and Production (E&P)
E&P comprises exploration, development, production and marketing of hydrocarbons, with a focus on gas.

During 2002 BG increased its production by 25% and increased its proved reserves by 31% through acquisitions, new discoveries and projects.

During the past year we completed 25 exploration and appraisal wells, of which 18 were successful, resulting in a 72% success ratio. Over the past five years we have achieved a 71% annual average success rate in exploration and appraisal wells.

Liquefied Natural Gas (LNG)
BG’s LNG business combines the development and use of LNG import and export facilities with the purchase, shipment and sale of LNG.

Our experience of the LNG export sector, gained from the Atlantic LNG export project, gives BG a strong position in the fast-track development and operation of LNG export facilities. We seek to deliver our equity gas reserves and those of others to attractive markets through LNG importation facilities. We also have interests in a number of LNG vessels.

During 2002 we increased our LNG production by 38%.

Transmission and Distribution (T&D)
T&D comprises the development, ownership and operation of major gas pipelines and distribution networks and the supply of gas through these to the end customer.

We increased our throughput by 4% in 2002. We revised our 2003 and 2006 T&D throughput targets, principally to reflect adverse economic conditions in Argentina and the effects in Brazil of the slower than anticipated development of a thermal power market and higher than anticipated supplies of a competing fuel.

Power Generation (Power)
Power comprises the development, ownership and operation of natural gas-fired power generation plants.

This segment is a strong and reliable contributor to BG’s profits and offers attractive rates of return. During 2002 we achieved our 2003 power capacity target ahead of schedule.

New Business
We also explore opportunities to create new businesses, particularly where these exploit synergies with our existing activities. We are developing new businesses in three market areas: natural gas vehicles, domestic combined heat and power, and telecommunications networks.

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BG GROUP PLC 2002	5

ATLANTIC LNG TRAIN 2 COMMENCED PRODUCTION, TRINIDAD AND TOBAGO (LEFT).
WORK HAS BEEN UNDERTAKEN TO EXTEND THE ARMADA FIELDS’ LIFE, NORTH SEA.

BUSINESS DEVELOPMENT
United Kingdom
We have a major exploration and production business on the UK Continental Shelf, power generation activities, equity interests in natural gas pipelines and gas sales under long- and short-term contracts. We operate the Armada fields in the central North Sea, the Blake field in the Outer Moray Firth and some of the Easington Catchment Area fields (ECA) in the southern North Sea.

We significantly consolidated our North Sea asset base, particularly in the Moray Firth, in May 2002 when BG and BP signed what is believed to be one of the largest asset exchanges in the recent history of the UK North Sea. BG disposed of its interest in its Brae Area assets but increased its interests in the Neptune and Elgin/Franklin fields and acquired an interest in the Atlantic and Glenelg discoveries.

In February 2002, the high pressure/high temperature Jade gas condensate field commenced production. The Blake Flank development (an extension of the Blake Channel development) received government approval in November 2002 with first oil targeted for the third quarter of 2003 and, in December 2002, first gas flowed from the Juno development (ECA Phase 2).

The Buzzard six well appraisal programme was completed in June 2002 and we have now started development planning with project sanction anticipated by mid-2003.

In Northern Ireland, a new 600 Megawatt combined cycle gas turbine power plant at BG’s Ballylumford power station is expected to commence full commercial operations in the second quarter of 2003, replacing existing ageing and less efficient generating capacity.

Trinidad and Tobago
We continue to build on our position as a major gas player by developing and producing natural gas reserves off the east and north coasts of Trinidad, for sale in local markets and for LNG exports. BG also holds stakes in the Atlantic LNG export facility (ALNG), which is already supplying markets in the USA, Spain and Puerto Rico.

In 2002 the government approved a development plan for the Dolphin Deep and Starfish fields in the East Coast Marine Area which are expected to supply gas to ALNG. In August 2002, production commenced from the Hibiscus field in the North Coast Marine Area and the second train at ALNG commenced production. Train 3 is expected to commence operations in the second quarter of 2003.

USA
BG LNG Services, LLC, has a service agreement to utilise the available capacity at the Lake Charles LNG importation terminal in Louisiana for 22 years from 1 January 2002. In the first year of operations, we received and processed 44 cargoes of LNG.

Southern Cone: Argentina, Bolivia, Brazil and Uruguay
BG has a significant position throughout the gas chain in the natural gas market in South America’s Southern Cone. We remain active in Argentina, Bolivia, Brazil and Uruguay, own stakes in natural gas pipelines and participate in two major gas distribution businesses in the region: Companhia de Gas de São Paulo S.A. (Comgas) in Brazil and Argentina’s MetroGAS S.A. (MetroGAS). Inevitably, Argentina’s deteriorating economic and regulatory environment has had a negative impact on MetroGAS. Volumes delivered decreased by over 11% and sales decreased by 71%.

Comgas volumes increased by 31% and sales increased by 14%, despite the effect of the devaluation of the Brazilian Real. In December 2002 we announced that we had extended our existing agreement to sell gas from our Bolivian fields to Comgas until 2011.

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6	BG GROUP PLC 2002

EQUIPMENT FOR THE SUB-SEA PRODUCTION IN THE SCARAB SAFFRON FIELDS, EGYPT.
MAHANAGAR GAS CONTINUES TO SHOW SIGNIFICANT VOLUME GROWTH OF COMPRESSED NATURAL GAS (CNG), INDIA.

In November 2002, first gas flowed through the Southern Cross Pipeline, in which BG has an interest and which links markets in Uruguay with Argentina.

Exploration work continues and we completed a 3D seismic survey off the coast of Brazil in July 2002.

Mediterranean Basin
In Egypt BG made significant upstream and downstream progress. We continued our highly successful drilling record with a new discovery in the West Delta Deep Marine Area (WDDM). First gas from the Scarab Saffron fields within WDDM is expected in March 2003.

Construction work started on the first train of our LNG export project, Egyptian LNG (ELNG), following the signature of an agreement with Gaz de France for the sale of the output of this train.

In Tunisia, negotiations continue with the government on the development of the Barca power station. The plant could commence operations in 2006.

In 2002 we were awarded seven exploration licences in the western Mediterranean, offshore Spain where we aim to start exploration drilling later in 2003.

We have been granted key approvals by the Italian Government and Port authorities to construct and operate an LNG regasification facility at Brindisi on the south-east coast of Italy. In February 2003 we signed a Memorandum of

Understanding for Enel S.p.A. to become a 50% shareholder in the project, which is scheduled to be sanctioned by the end of 2003.

Kazakhstan
We have been active in Kazakhstan for over a decade. In 2002, substantial progress was made with Phase 2 of the development of the Karachaganak gas condensate field, which will allow liquids from the field to be exported to world markets via the Caspian Consortium line. First oil exports are on target for the third quarter of 2003.

BG increased to 16.67% its interest in the North Caspian Sea venture, when the Kashagan field was declared commercial in June 2002. A development plan for the first phase of the Kashagan development has been submitted to the Kazakhstan Government for approval. Also in 2002, hydrocarbons were discovered at the Kalamkas prospect in the North Caspian Sea.

India
The purchase of exploration and production assets in February 2002 established India as our sixth core geographic area. BG acquired interests in the Tapti gas field and the Panna/Mukta oil and gas fields, offshore India.

BG is a major investor in the Indian gas market with interests in Mahanagar Gas and Gujarat Gas. Both of these gas distribution companies showed a significant increase in volumes in 2002: Mahanagar Gas 47% sales volumes and Gujarat Gas 77% volume throughput.

South-east Asia
In September 2002, the Tangguh partners, including BG, announced the sale of part of the output of the proposed Fujian importation terminal in China. Marketing of the remainder of the capacity continues. The San Lorenzo power station in the Philippines, in which BG owns an interest, commenced full commercial operations in October 2002.

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BG GROUP PLC 2002	7

GOVERNANCE AND RISK

CORPORATE GOVERNANCE
Corporate governance is the system by which companies are directed and controlled. UK listed companies are required to include a statement on corporate governance in their annual reports. This statement must include a narrative on how the principles of the Combined Code have been applied and whether or not the company has complied throughout the year with all the provisions set out in the Combined Code. The Combined Code is appended to the Listing Rules of the UK Listing Authority.

BG is committed to achieving high standards of corporate governance throughout its operations and to integrity and high ethical standards in all its business dealings. The Board continually reviews developments in corporate governance.

The following statement sets out how we implement corporate governance.

Statement of compliance with the provisions of the Combined Code
The Directors consider that the Company has complied throughout the financial period with the provisions set out in Section 1 of the Combined Code.

The Board of Directors
The Board leads and maintains full and effective control over all wholly-owned companies and all activities where BG has a controlling shareholding. Where it has a minority interest, BG encourages and helps its partners to establish such controls.

BG Group plc has separate posts of Chairman and Chief Executive. The Board consists of three Executive Directors (the Chief Executive, the Deputy Chief Executive and the Chief Financial Officer) and ten non-executive Directors, including the Chairman and Deputy Chairman. The Deputy Chairman also acts as the Senior Independent Director. The Board has a schedule of matters specifically reserved to it for decision, including matters of key strategic importance, financial policy and material acquisitions and disposals.

All the Directors have access to the advice and services of the Company Secretary, and Directors, if necessary, are free to take independent professional advice as to Board decisions at BG’s expense.

The Board considers that all Directors bring an independent judgment to the Board’s deliberations in respect of strategy, performance, resources, key appointments and standards of conduct. All non-executive Directors are considered by the Board to be independent of management and free from any business or other relationship which could interfere with the exercise of their independent judgment.

Committees
The Board has delegated authority to the following committees on specific matters. All of the committees have formal terms of reference or, in the case of the Audit Committee, a written charter, approved by the Board. Further details about each committee are set out on pages 28 and 29 of the BG Group Annual Report and Accounts 2002. The membership of each of the committees is shown on page 11.

•	The Group Executive Committee manages BG’s business day-to-day within limits set by the Board.

•	The Chairman’s Committee advises and assists the Chairman in the preparation for Board meetings.

•	The Audit Committee oversees the Company’s financial reporting process, monitors the adequacy of internal control and risk management processes and reviews the external and internal auditors’ independence and performance.

•	The Finance Committee considers financing and treasury decisions concerning the Group.

•	The Nominations Committee recommends appointments to the Board.

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8	BG GROUP PLC 2002

THE COMPANY IS COMMITTED TO ACHIEVING
HIGH STANDARDS OF CORPORATE GOVERNANCE
THROUGHOUT THE GROUP AND TO INTEGRITY
AND HIGH ETHICAL STANDARDS IN ALL ITS
BUSINESS DEALINGS

GOVERNANCE AND RISK

•	The Remuneration Committee reviews the Company’s remuneration strategy and policy and approves individual remuneration packages for Executive Directors. A summary Remuneration Report is on pages 13 to 16. The full Remuneration Report is set out on pages 60 to 69 of the BG Group Annual Report and Accounts 2002.

Internal Control
The Board has overall responsibility for our system of internal control and for reviewing its effectiveness, whilst the role of management is to implement Board policies on risk and control. The system of internal control is designed to manage, rather than eliminate, the risk of failure to achieve business objectives. In pursuing these objectives, internal controls can provide only reasonable and not absolute assurance against material misstatement or loss. The Board has established key policies and has carried out a specific assessment of the system of internal control for the purpose of the Annual Report and Accounts.

Risk Management
The process for identifying, evaluating and managing the significant risks faced by the Company is embedded in our business activities. Risk management is a core part of our strategy and business planning, investment appraisal, performance management and health, safety, security and environmental management processes. The effectiveness of this process is regularly reviewed by the Audit Committee on behalf of the Board.

RISK FACTORS
The key risks to our business are:

•	Failure to deliver our business targets;
•	Country risks;
•	Competition;
•	Failure to protect our reputation;
•	Health, Safety, Security and Environment;
•	Insurance; and
•	Failure to attract and retain human resources.

Further details of each of these risk factors are set out on pages 32 and 33 of the BG Group Annual Report and Accounts 2002.

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BG GROUP PLC 2002	9

CORPORATE RESPONSIBILITY

BUSINESS PRINCIPLES
We recognise our obligation to our shareholders and to the many communities in which we operate in different cultures around the world.

BG’s Statement of Business Principles sets out the fundamental values and principles within which we operate as we drive to create shareholder value.

The Statement was first published in 1998 and is reviewed by the Board annually. The most recent review of the Business Principles took account of external developments in corporate social responsibility and new requirements that followed the series of corporate collapses in the USA. In February 2003, the Board also approved recommendations to incorporate clauses on fraud, theft and security.

Our inclusion in a number of external ethical indices including the Dow Jones Sustainability Indexes is public recognition of our social and environmental performance.

Underpinning the Business Principles are eight key Group Policies:

•	Personal Conduct;

•	Human Resources;

•	Governance;

•	Human Rights;

•	Communications;

•	Health, Safety and Environment;

•	Security; and

•	Corporate Conduct.

The Statement of Business Principles and the associated Group Policies will be available on our website. Our 2002 Social and Environment Report provides further information on our policies and activities in this area.

HEALTH, SAFETY, SECURITY AND ENVIRONMENT
We believe that the protection of the health and safety of our employees and all those affected by our business, and the protection of the environment and security of our assets, are critical to our overall success. We deliver these objectives through continuous performance improvement. The annual Chairman’s Awards recognise and reward excellence in health, safety and environment, community development and people’s performance.

Our assets continue to make steady progress with health risk assessments.

In 2002 we sustained our drive to deliver superior safety performance with a reduction in the frequency of lost time injuries (staff and contractors) per million man-hours worked to 0.7. This built on safety success in 2001.

Our goal for safety management is that no harm is suffered by employees or contractors, or by those associated with our activities. We deeply regret the two contractor fatalities in Kazakhstan during 2002. Thorough investigations of these incidents have led to changes in methods of work and implementation of specific solutions to avoid recurrence. The lessons learnt were shared across BG and with our partners and contractors.

Security is an integral part of BG Group’s business and we evaluate the risks of operating in our varied environments worldwide. We incorporated the UK/US Voluntary Principles for Security and Human Rights in our Security Group Policy in February 2003. During 2002 economic instability in South America, and tension both in the Middle East and between India and Pakistan, provided security challenges. Effective risk assessment and good mitigation processes allowed our businesses to continue whilst minimising losses of revenue.

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10	BG GROUP PLC 2002

TREE PLANTING PROGRAMME,
KARACHAGANAK FIELD, KAZAKHSTAN
(LEFT). SCHOOL CHILDREN BENEFIT
FROM BG’S SPONSORSHIP OF
TWO SCIENCE BUSES, TRINIDAD
AND TOBAGO.

We have a responsibility to minimise our impact on the environment wherever we can. Our core business has a potential net beneficial impact on the environment because gas is a relatively low carbon and clean fuel, capable of high efficiencies. However, our activities also have the potential to produce negative environmental impacts and we control our impacts through environmental management systems. During 2002, BG Bolivia, Comgas (Brazil), Phoenix Natural Gas (Northern Ireland), Rosetta field (Egypt) and the Hibiscus development (Trinidad and Tobago) received certification to ISO 14001.

Climate change is a major environmental issue for BG. New developments including the commissioning of Atlantic LNG Train 2 and expansion of the transmission and distribution networks in South America, India and Northern Ireland to new customers should increase gas supply allowing gas to displace higher carbon fuels. Direct emissions from BG-operated facilities during 2002 were 5.7m tonnes, a 6% decrease on 2001.

Conservation of biodiversity and access to sensitive areas present a challenge to extractive companies. We have piloted Biodiversity Action Plan development in Egypt and are working with partners to minimise impacts in sensitive environments in the North Caspian Sea,

Bolivia and Indonesia. We have adopted the environmental position to go beyond compliance, seeking to meet internationally accepted good practice.

HUMAN RESOURCES MANAGEMENT
BG people are a critical part of the BG proposition, a key source of competitive advantage. We employ 4 606 people around the world, 3 884 of whom work outside the UK and 3 599 of whom are non-UK nationals. Building and continuously developing a high-calibre, multinational workforce is essential to the continued growth of the Company and success of our integrated gas major strategy.

COMMUNITY INVOLVEMENT
We seek to support social and economic development in the communities where we do business. We make voluntary and contractual contributions to society, sponsor local groups and run employee involvement programmes. We also undertake social impact assessments, develop community relationships and contribute to sustainable development.

BG Group’s voluntary and contractual contributions to society in 2002 totalled £6.5m (£7m in 2001). This includes donations of cash, employee skills or equipment.

We recognise that the social and economic impacts of oil and gas exploration and development activities can be substantial. In 2002 we produced a social impact assessment strategy. Throughout 2002 we participated in the World Bank Group Extractive Industries Review, which seeks to understand social and economic impacts from our industry.

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	BG GROUP PLC 2002	11

BOARD OF DIRECTORS

Sir Richard Giordano KBE (68)
Chairman and Non-Executive Director

Sir Richard Giordano was appointed Chairman of British Gas plc in January 1994, having been a non-executive Director since December 1993. He is non-executive deputy chairman of Rio Tinto plc and a non-executive director of US-based Georgia-Pacific Corporation Inc. After working as a lawyer with Shearman & Sterling, the international law firm based in the USA, he was chairman and chief executive of BOC Group plc from 1985 to 1991 and chairman from 1994 to 1996. He has also previously served on the boards of National Power plc and Reuters plc and has been non-executive deputy chairman of Grand Metropolitan plc. He is a trustee of Carnegie Endowment for International Peace. (ii), (iii), (iv), (v), (vi)

Frank Chapman (49)
Chief Executive

Frank Chapman was appointed Chief Executive with effect from 23 October 2000, having been appointed to the Board of BG plc in February 1997. He joined British Gas plc in November 1996. He has had an international exploration and production career spanning some 27 years and, prior to joining British Gas plc, spent 18 years with Shell and four years with BP. (i), (ii), (iv), (v)

Ashley Almanza (39)
Chief Financial Officer

Ashley Almanza was appointed Chief Financial Officer in August 2002. He joined British Gas plc in 1993 as a Finance Manager in the Exploration and Production division. Over the following years, he held a number of Corporate and Business Unit roles including Finance Director of BG International Downstream and Deputy Finance Director of BG International. During this time, he also worked on the successive Group demergers. He acted as Group Finance Director from October 2000 to January 2001 before he was appointed Group Financial Controller. Prior to joining British Gas plc he trained as a chartered accountant, working in South Africa and London. (i), (ii), (iv)

Peter Backhouse (51)
Non-Executive Director

Peter Backhouse was appointed to the Board as a non-executive Director in July 2000. He was formerly executive vice president, refining and marketing at BP Amoco plc. Previous roles at BP included deputy chief executive of BP Oil and chief executive of BP Oil Europe. He has gained considerable gas experience in international LNG and in UK natural gas as head of BP’s UK gas marketing business. He is also a member of the Advisory Board of Carlyle/Riverstone Energy Partners, a US private equity fund. (iii), (vi)

David Benson (64)
Non-Executive Director

David Benson was appointed to the Board of British Gas plc as a non-executive Director in October 1988. He is a senior advisor to Fleming Family and Partners and is also chairman of Charter European Trust. He is a non-executive director of Daniel Thwaites plc, Murray International Trust plc and the US-based Rouse Company and Dover Corporation. He is also chairman of the Trustees of the COIF Charity Funds. He started his career with Shell before he joined Kleinwort Benson with which he has been associated for nearly 40 years. (iii), (vi)

Sir John Coles GCMG (65)
Non-Executive Director

Sir John Coles was appointed to the Board of BG plc as a non-executive Director in March 1998. He had a 37 year career with the Foreign and Commonwealth Office (FCO) and retired as Permanent Under-Secretary of State in the FCO and Head of the Diplomatic Service in November 1997. He is a trustee of the Imperial War Museum and chairman of Sight Savers International. (iii), (vi)

Paul Collins (66)
Non-Executive Director

Paul Collins was appointed to the Board as a non-executive Director with effect from 23 October 2000. He retired in September 2000 as a vice chairman and member of the management committee of Citigroup Inc. Previously, he was a vice chairman (since 1988) and director (since 1985) of Citicorp and its principal subsidiary, Citibank. He joined Citicorp in 1961. He is a director of Kimberly-Clark Corporation and Genuity Corporation and a director and vice chairman of Nokia Corporation. He is also a trustee of the University of Wisconsin Foundation and the Glyndebourne Arts Trust, and is a member of the Advisory Board of Welsh, Carson, Anderson & Stowe, a US private equity firm. (iii), (vi)

Elwyn Eilledge CBE (67)
Non-Executive Director

Elwyn Eilledge was appointed to the Board of BG plc as a non-executive Director in February 1997. He is also chairman of the Financial Reporting Advisory Board to the Treasury and former chairman of BTR PLC. He was previously chairman of Ernst and Young International Limited, the chartered accountants, with which he worked for nearly 30 years. (iii), (v), (vi)

William Friedrich (54)
Deputy Chief Executive and General Counsel

William Friedrich was appointed Deputy Chief Executive with effect from 23 October 2000. He joined British Gas plc in December 1995 as General Counsel after a 20 year career with Shearman & Sterling, where he became a partner in 1983. Whilst with the firm, he practised as a general corporate lawyer, working mainly on international transactions, and ultimately headed the firm’s worldwide project development and project finance practice. (i), (ii), (iv)

Keith Mackrell (70)
Deputy Chairman and Senior Independent Non-Executive Director

Keith Mackrell was appointed Deputy Chairman with effect from 23 October 2000, having been appointed to the Board of British Gas plc as a non-executive Director in June 1994. The Board nominated him Senior Independent Director with effect from 1 January 2001. He is also a non-executive director of Govett Asian Recovery Trust plc and other companies. He is a governor of the London School of Economics and chairman of Enterprise LSE. He is a former director of Shell International Petroleum Company Limited, with which he had a career spanning 35 years. (ii), (iii), (vi)

Dame Stella Rimington DCB (67)
Non-Executive Director

Dame Stella Rimington was appointed to the Board of BG plc as a non-executive Director in February 1997. She had a career with the Security Service spanning 27 years. She was the first woman Director General of MI5 and the first person to hold the post to have her name made public. She is also a non-executive director of Marks and Spencer plc. (iii), (v), (vi)

Lord Sharman (60)
Non-Executive Director

Lord Sharman was appointed to the Board as a non-executive Director with effect from 23 October 2000. He is currently non-executive chairman of Aegis Group plc and non-executive director of Reed Elsevier plc. A chartered accountant, he was chairman of KPMG International from 1997 to 1999, having been a senior partner since 1994. (iii), (vi)

Sir Robert Wilson KCMG (59)
Non-Executive Director

Sir Robert Wilson was appointed to the Board as a non-executive Director in September 2002. He has been chairman of Rio Tinto plc since 1997 and prior to that was chief executive between 1991 and 1997. He is also a non-executive director of Diageo plc and The Economist Newspaper Ltd. (iii)

Membership of committees
(i)	Group Executive
(ii)	Chairman’s Committee
(iii)	Audit
(iv)	Finance
(v)	Nominations
(vi)	Remuneration

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12	BG GROUP PLC 2002

SUMMARY DIRECTORS’ REPORT

BG’s business segments are Exploration and Production (E&P), Liquefied Natural Gas (LNG), Transmission and Distribution (T&D), Power Generation (Power) and Other activities.

RESULTS OF BG’S OPERATIONS
Operating results excluding exceptional items: BG’s turnover in 2002 was £2 610m, 4% higher than 2001’s turnover of £2 508m. In previous years, BG has presented its gas trading activities (the purchase and re-sale of third-party gas) on a gross basis within the E&P segment (i.e. reported within both turnover and operating costs). In view of the nature of these activities and as they have become more significant, BG believes that a net basis of presentation is more appropriate. Accordingly, both turnover and operating costs for prior periods have been restated to show the results of trading activities on a net basis within operating costs. This restatement has no impact on operating profit. Group turnover growth was driven by significant increases in the E&P and LNG segments (£272m and £228m, respectively), offset by a fall of £293m from the T&D segment which was affected by the adverse economic and regulatory environment in Argentina, together with the impact of the Brazilian Real currency depreciation.

Total operating profit grew by £55m (7%) to £888m, with strong growth from E&P and Power being partially offset by lower profit from LNG and T&D.

E&P’s total operating profit increase of 21% (to £731m) reflected strong production volume growth of 25%, partially offset by lower realised gas prices. Excluding the impact of price changes, operating profit would have increased by 29%.

LNG’s total operating profit fell by £21m, principally due to the costs associated with establishing BG’s position at Lake Charles within our shipping and marketing business. BG’s share of the profit of Atlantic LNG (ALNG – an associated undertaking) was in line with 2001 as an increase in volumes was offset by lower prices. In addition, ALNG Train 2 commenced its start-up during August 2002.

T&D’s total operating profit fell by £69m to £50m in 2002, principally due to the £72m fall in profit at MetroGAS, where results suffered the effects of the devaluation of the Argentine Peso and the country’s adverse economic and regulatory environment. Excluding the results of MetroGAS, total operating profit grew by 7%. This was driven by the results of Comgas where strong volume growth (up 31%) and gross profit improvement led to an 88% increase in Sterling reported profit, despite the significant adverse impact (£9m) of the Brazilian Real depreciation.

Power’s total operating profit increased by £20m (19%) reflecting increased profitability across the segment. The largest single contribution came from the £12m commissioning and operating income at the San Lorenzo plant which commenced operation on 1 October 2002. In addition, our Seabank and Premier Power operations both delivered good results throughout the year.

Other activities reported a loss of £25m (2001 loss of £46m). The principal reason for the high net cost in 2001 was a corporate provision for bad debts of which £8m was released in 2002.

Exceptional items: There were no exceptional operating items in 2002. 2001 turnover included a receipt of £34m arising from the House of Lords judgment in favour of the Central Area Transmission System partners in their dispute with Teesside Gas Transportation Limited.

In 2002, the loss on disposal of fixed assets and investments of £14m included the disposal of BG’s 100% investment in Iqara EcoFuels Limited, and part of the Rose field, realising losses of £7m and £2m respectively. Profit on disposals in 2001 of £98m included profits on the sale of Storage and associated assets.

Earnings per share and ratios: Profit for the financial year excluding exceptional items was £424m, compared to £465m in 2001. These results include the impact of the change in the tax rate enacted in the Finance Act 2002, comprising a 10% surcharge on current year North Sea profits and an associated adjustment relating to opening UK deferred tax balances. The impact of this surcharge was to increase the 2002 tax charge by a total of £95m, of which £51m related to the opening balance adjustment. Earnings per share fell by 10% from 13.3p to 12.0p including this tax rate change. Excluding this surcharge, earnings per share would have been 14.7p (up 11%).

BG’s gearing ratio (debt divided by debt plus equity) was 23% as at 31 December 2002 compared to 13.2% the previous year. The increase reflected an increase in net debt from £538m to £1 002m which arose from the substantial level of capital investment in the year.

BG’s post-tax return on average capital employed (ROACE) was 10.9% compared to 13.4% in 2001. Excluding the North Sea tax surcharge referred to above, ROACE for 2002 was 13.2%.

Dividend: The Directors are proposing a final dividend for the year of 1.55p per ordinary share to be paid on 2 May 2003, bringing the total dividend for the year ended 31 December 2002 to 3.1p per ordinary share.

Progress and outlook: The development of BG’s businesses is discussed on pages 2 to 10.

Employees: At the end of 2002, BG had more than 4 600 employees, of which around 3 900 were based outside the UK.

Annual General Meeting: The Annual General Meeting will be held at 2.00pm on Tuesday, 22 April 2003 at the International Convention Centre, Birmingham. The Notice of Annual General Meeting, which includes an explanation of the proposed resolutions, is set out on pages 19 to 21.

Independent auditors’ report: The independent auditors’ report on the full Financial Statements for the year ended 31 December 2002 and on the auditable part of the Directors’ Report was unqualified and did not contain a statement concerning accounting records or failure to obtain necessary information and explanations. The auditors’ report did not contain a statement under Section 237(2) or 237(3) of the Companies Act 1985.

This summary Financial Statement was signed on behalf of the Board on 21 February 2003 by

Sir Richard Giordano (Chairman)

Ashley Almanza (Chief Financial Officer)

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	BG GROUP PLC 2002	13

SUMMARY REMUNERATION REPORT

INTRODUCTION
This report provides a summary of BG Group’s remuneration policy. The full report is set out on pages 60 to 69 of BG Group Annual Report and Accounts 2002.

Responsibility for reviewing Group remuneration strategy and policy, recommending any changes and approving individual remuneration packages for the Executive Directors rests with the Remuneration Committee. The Committee consists exclusively of independent non-executive Directors and meets on at least four occasions each year(i). Other than as detailed on page 15, no changes are proposed to the remuneration policy this year. The Committee will review the policy on a regular basis and recommend changes as and when appropriate in forthcoming years.

Summary Remuneration Policy
BG needs to be able to employ and retain international employees of the highest calibre with the necessary skills, capabilities and experience in order to execute its business strategy and thereby deliver strong growth. The catchment area for recruitment is increasingly outside the UK and the required talent is scarce.

The overriding objectives of our remuneration policy are to enable the recruitment and retention of this limited executive resource and to reinforce our strong performance ethic. Accordingly, the central premise of our remuneration policy is that, whilst reward arrangements should be market competitive, employees should look to performance-related incentives rather than base salaries to achieve above average reward.

To implement our policy, we have a well-developed, company-wide performance management system and we operate three complementary performance-related incentive schemes for executives. The three schemes are the Annual Incentive Scheme (AIS), the Long Term Incentive Scheme (LTIS) and the Company Share Option Scheme (CSOS). These schemes form a significant proportion of the total reward package for executives.

The AIS is designed to focus executives on the business priorities for the financial year and reinforce our individual performance culture. The aim of the LTIS is to motivate participants to maximise total shareholder return (TSR)(ii)as measured against a comparator group of international oil and gas companies over a period of three years. The CSOS aims to drive real earnings growth over the long-term, the mechanism used for measuring this being published earnings per share (EPS)(iii) growth relative to the growth in the retail price index, excluding mortgage interest repayments (RPIX). Further details of the AIS, the LTIS and the CSOS are set out below.

The varying performance periods and performance conditions of the three schemes combine and complement each other to enable the measurement and reward of both short- and long-term performance and of absolute (AIS), sustained (CSOS) and comparative (LTIS) financial performance. The Remuneration Committee considers that this combination of performance measures aligns executives’ interests with those of shareholders and establishes a clear link between pay and performance.

Components of Remuneration
The current remuneration package for Executive Directors comprises performance-related and non-performance-related components. The performance-related components are the performance-related incentive schemes referred to above and the non-performance-related components are base salary, taxable benefits and pension entitlements. In addition, the Executive Directors are eligible to participate in the Company’s all-employee share schemes. Pay and employment conditions elsewhere in the Group and the provisions of Schedule A to the Combined Code have been taken into account in determining the remuneration packages for Executive Directors.

The proportion of each Executive Director’s total remuneration that is performance related is significant even for target (which is based on budget) performance. For stretch (significantly above budget) performance, the amount of remuneration payable is higher as is the proportion that is performance related. New legislation (the Directors’ Remuneration Report Regulations 2002) requires us to explain the relative importance of those elements of remuneration which are, and those which are not, performance related. In fulfilling this requirement, we have had to make a number of assumptions, including what the Company’s share price growth will be over the next three years and what our total shareholder return will be relative to that of a comparator group of companies. Based on such assumptions, the average proportion of remuneration that is performance related for target performance is approximately 45% for Executive Directors. For stretch performance, the average is approximately 75%.

Base Salaries
Executive Directors’ salaries are benchmarked against the median of the FTSE 50 and reviewed each year on 1 April. This review takes into account individual performance and market competitiveness. Pensionable salary is derived from base salary only.

Annual Incentive Scheme
The Company operates a cash-based Annual Incentive Scheme (AIS), which provides an incentive opportunity in the range of 0% to 100% of base salary.

At the start of the incentive year (1 January), based on the Company’s business priorities, the Remuneration Committee sets both the performance measures and the targets. These targets ensure that incentives at the higher end of the range are payable only for demonstrably superior Company and individual performance.

(i)	The names of the members of the Remuneration Committee can be found on page 11.
(ii)	TSR is defined as the return on investment obtained from holding a company’s shares over a period. It includes dividends paid, the change in the capital value of the shares and other payments to, or by, shareholders within the period.
(iii)	EPS is calculated by dividing the earnings for the financial year (excluding exceptional items) by the weighted average number of ordinary shares in issue and ranking for dividend during the year.

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14	BG GROUP PLC 2002

SUMMARY REMUNERATION REPORT continued

For the Executive Directors and other members of the Group Executive Committee, the financial performance measure for the 2002 incentive year was EPS, adjusted to take into account the volatility of Exploration and Production commodity prices. For the 2003 incentive year, the Remuneration Committee has agreed that the financial performance measures for Executive Directors and other members of the Group Executive Committee will be EPS (again adjusted for commodity prices) and return on average capital employed (ROACE)(i).

When determining incentive payments, the Remuneration Committee considers health, safety and environmental performance in addition to absolute and underlying financial performance. When setting the targets for 2002, the Remuneration Committee could not have foreseen the introduction of the North Sea tax surcharge. The Remuneration Committee therefore decided to exclude the adverse effects of the surcharge when they determined the 2002 AIS payments.

Payments in respect of the 2002 incentive year will be made in April 2003 based on 2002 results. The payments are non-pensionable.

Long-Term Incentives – Estimated Present Value
During 2001, the Remuneration Committee sought external, independent advice from external remuneration consultants, Towers Perrin(ii), to establish an objective measure to describe the value at the time of grant or allocation of long-term incentives which may, or may not, pay out in the future. This measure is referred to as the Estimated Present Value (EPV). The EPV takes account of the risk that all grants and allocations may be forfeited. This EPV is then used to determine the appropriate levels of face value CSOS grants and LTIS allocations.

The changes approved by shareholders last year enable the Remuneration Committee to make awards under both schemes, up to a maximum combined EPV of 175% of base salary each year. However, we stated the intention of the Committee that long-term incentive grants in 2002 would not exceed a maximum combined EPV of 130% of base salary. The actual maximum combined EPV granted during 2002 was slightly less than 130%.

Each year, the Remuneration Committee decides on the appropriate blend of CSOS grants and LTIS allocations that will be made to Executive Directors. Awards will always be made under both schemes, with not less than one-third and not more than two-thirds of the total combined EPV being delivered by either scheme. For the 2002 awards, the Executive Directors received two-thirds of the total combined EPV through the LTIS and one-third through the CSOS.

Long Term Incentive Scheme (LTIS)
Currently, a limited number of high performing employees deemed to be making a significant contribution to the Company’s long-term TSR performance are allocated Company shares under the LTIS. This allocation marks the beginning of the performance period. The Company’s TSR performance against that of a comparator group over the three year period will determine what proportion of the allocated shares will be transferred into the ownership of the employee. The Remuneration Committee considers that measuring performance against a comparator group of companies ensures that executives are rewarded not solely based on BG Group’s performance but also relative to the performance of the other companies in the comparator group. The TSR performance is measured by the independent external corporate broker, Hoare Govett Limited, a subsidiary of ABN Amro Holding NV.

The LTIS comparator group for the 2002 allocation comprises 21 international oil and gas companies (including BG Group plc) of which 12 are headquartered in the USA, three in the UK and six elsewhere in Europe.(iii)

This group has been chosen because the Remuneration Committee believes that the group comprises our major business competitors i.e. those companies against which BG is compared by shareholders.

The performance conditions set by the Remuneration Committee for the 2002 allocation are more stringent than for previous allocations and are as follows. For 100% of the allocated shares to be transferred, the Company must achieve the ‘Number One’ TSR performance position within the comparator group. Seventy five percent of shares will be transferred if upper quartile TSR performance is achieved. A proportion of between 75% and 100% of the allocated shares will be transferred for between upper quartile and ‘Number One’ performance. Only 30% of the allocated shares will be transferred if median TSR performance is achieved. A proportion of between 30% and 75% of the allocated shares will be transferred for between median and upper quartile performance. Below the median all shares will be forfeited. There is no retest provision.

In the event of a change of control, vesting of shares under the LTIS is not automatic and would depend upon the extent to which the performance conditions had been met at the time.

Company Share Option Scheme (CSOS)
Approximately 1 200 employees are currently eligible to participate in the CSOS including UK payroll employees and overseas employees above a certain level of seniority.

The Company grants an option over its shares to each eligible employee and the option price is set at the fair market value at the time of the grant. As described below, the CSOS measures performance according to EPS growth relative to the growth in RPIX. The Remuneration Committee considers that the inclusion of an EPS performance measure ensures that executives only receive rewards when the Company has achieved sustained earnings growth during the performance period. To the extent that the performance target has been met three years from the date of grant, the Option may be exercised (in whole or in part) at any time up to the expiry of ten years from the date of grant.

In 2002, the levels of grant made to individual employees were differentiated based on each individual’s performance to date and expectation of future contributions. For the 2002 grant, the Remuneration Committee set the following performance targets, which it considers to be particularly demanding. For all of the Option to be exercisable, the Company must achieve EPS growth over three years of RPIX plus 30%. Half of the Option will be exercisable if EPS growth over three years is RPIX plus 15%. A proportion of between half and all of the Option will be exercisable if the Company achieves EPS growth over three years of RPIX plus between 15 – 30%. Below this, the Option cannot be exercised.

(i)	Average capital employed consists of total shareholders’ funds plus net borrowings averaged between the start and end of year. ROACE represents total operating profit before exceptional items less BG’s share of net interest receivable and payable by joint ventures and associated undertakings and the interest charge relating to the unwinding of discount on provisions as a percentage of average capital employed.
(ii)	Towers Perrin has given, and not withdrawn, its written consent to the issue of this document with the inclusion of reference to its name in the form and content in which it appears. A copy of the consent letter is available for inspection at BG Group plc, 100 Thames Valley Park Drive, Reading, Berkshire RG6 1PT.
(iii)	The other companies in the comparator group are Amerada Hess Corporation, Anadarko Petroleum Corporation, BP plc, Burlington Resources Inc., ChevronTexaco Corporation, ConocoPhillips Petroleum, Duke Energy Corporation, El Paso Corporation, ENI SpA, ExxonMobil Corporation, Kerr McGee Corporation, Marathon Oil Corporation, Norsk Hydro ASA, Occidental Petroleum Corporation, Repsol YPF SA, Royal Dutch Petroleum Co., Shell Transport & Trading Co. plc, Statoil ASA, TotalFinaElf SA and Unocal Corporation. A different comparator group was used for the 1999, 2000 and 2001 allocations.

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BG GROUP PLC 2002	15

Fixed point retesting is allowed in years four and five, in which EPS growth of RPIX plus 40% or plus 50% respectively must be achieved for all of the Option to become exercisable. This ensures that management is motivated to make the right decisions for the long-term growth of value without compromising the stretching performance conditions. At the end of year five, the Option will be exercisable only to the extent that the performance conditions have been met.

In the event of a change of control, exercise of the Option under the CSOS is not automatic and would depend upon the extent to which the performance conditions had been met at the time.

Currently, grants to individuals under the CSOS are subject to a limit based on the aggregate of awards made within the preceding 12 month period. This is inconsistent with the individual limit contained in the LTIS, which is based on allocations made in a calendar year. This timing differential limits the Remuneration Committee’s flexibility when apportioning the combined EPV of awards between CSOS and LTIS on an annual basis.

It is therefore proposed to amend the CSOS to bring the grant basis into line with the LTIS, such that the limits on grants to individuals will be based on grants made in a calendar year for both schemes. Approval will be sought from shareholders at the 2003 Annual General Meeting to this amendment. This will ensure that the Remuneration Committee has the flexibility under each scheme to determine the appropriate blend of awards under CSOS and LTIS that may be made to Executive Directors. This is a technical, rather than substantive, amendment. It will not result in increased annual grants being made.

ALL-EMPLOYEE SHARE SCHEMES
To encourage share ownership, the Company currently provides two Inland Revenue approved all-employee share schemes for its UK employees: the Share Incentive Plan (SIP) and the Sharesave Scheme.

SIP
There are two parts to the BG Group SIP – the Partnership Shares Plan and the Free Shares Plan.

Under the Partnership Shares Plan, eligible employees are offered the opportunity to buy Company shares from pre-tax earnings as part of a regular share purchase plan. Sixty one percent of eligible employees participate in this plan of which 66% are contributing the maximum of £125 per month.

A Free Shares award of 983 shares was made in May 2002 to all eligible employees in the UK based on BG’s performance during 2001. These shares will be held in trust for up to five years. For 2002, the Board will allow awards of Free Shares in the Company to be made up to a value of £3 000 (the statutory limit) for each individual. All eligible employees will receive the same number of shares. This number will be determined based on the extent to which the Company has met the agreed profit targets for 2002.

Sharesave
The Sharesave Scheme provides for eligible employees to acquire the Company’s shares with the proceeds of a monthly savings contract. Eighty one percent of eligible employees currently participate in the Sharesave Scheme, contributing an average monthly payment of £207 (the maximum being £250).

Shareholding Guidelines
During 2002, shareholding guidelines were introduced for Executive Directors, Group Executive Committee members and certain other senior employees to encourage substantial long-term share ownership. These guidelines require that over a period of five years, Executive Directors build up and then retain a holding of shares with a value equivalent to two-times base salary. The required holding for other members of the Group Executive Committee is one-times base salary. The guidelines require that, in relation to 2002 and future LTIS allocations, vested shares (net of tax) should be retained by the individual until their required shareholding level is reached.

Pension
The Executive Directors are members of the BG Pension Scheme and the BG Supplementary Benefits Scheme. Benefits accrue at a rate designed to target a pension equivalent to two-thirds of their final 12 months’ salary on retirement from BG at age 60, inclusive of pension rights earned either in previous employments or previous pension arrangements.

Service Contracts
The Executive Directors’ service contracts, including arrangements for early termination, are carefully considered by the Remuneration Committee and are designed to recruit, retain and motivate Directors of the quality required to manage the Company. The Remuneration Committee considers that a notice period of one year is appropriate.

The Executive Directors’ service contracts contain change of control provisions. Should the Directors’ employment be terminated within 12 months of a change of control, they are entitled to liquidated damages. The amount of liquidated damages is equal to one year’s then gross salary and a credit of one year’s pensionable service (less any deductions the employer is required to make), which the Remuneration Committee considers to be a genuine pre-estimate of loss. The Remuneration Committee considers that these clauses assist with recruitment and retention and that their inclusion is therefore in the best interests of shareholders.

Other than change of control clauses, the Executive Directors’ service contracts do not contain provisions for compensation in the event of early termination. When calculating termination payments, the Remuneration Committee takes into account a variety of factors including individual and Company performance, the obligation for the Director to mitigate his or her own loss (for example by gaining new employment), the Director’s age and length of service.

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16	BG GROUP PLC 2002

SUMMARY REMUNERATION REPORT continued

Non-Executive Directors
The Board aims to recruit non-executive Directors of a high calibre with broad commercial, international or other relevant experience. Non-executive Directors are generally appointed for an initial three year period. The terms of their engagement are set out in a letter of appointment(i). The initial appointment and any subsequent reappointment is subject to election or re-election by shareholders. The letters of appointment do not contain notice periods or provisions regarding termination payments.

Non-executive Directors are paid a basic fee(ii). Additional fees are also payable, for example, for chairing a committee of the Board or acting as Deputy Chairman. The level of Directors’ fees is reviewed against market practice every two years, taking into account the required time commitment. The next review takes place this year.

Non-executive Directors are not eligible to participate in any of the Company’s share schemes, incentive schemes or pension schemes.

Performance Graph
The graph below shows BG Group’s total shareholder return performance since listing (calculated in accordance with the Directors’ Remuneration Report Regulations 2002) against the FTSE 100. We have chosen the FTSE 100 because this is a recognised broad equity market index of which BG is a member.

HISTORICAL TSR PERFORMANCE
Growth in the value of a hypothetical £100 holding over a period since the listing of BG Group plc on 13 December 1999

(i)	Sir Richard Giordano has an employment contract with the Company.
(ii)	Sir Richard Giordano receives a salary, which takes into account his time commitment and contribution, particularly in relation to the Company’s international activities.

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	BG GROUP PLC 2002	17

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended 31 December			2002						2001

			Exceptional		Business				Exceptional		Business
	Total		items	(a)	performance	(b)	Total		items	(a)	performance	(b)
	£m		£m		£m		£m		£m		£m

Group turnover (c)	2 610		–		2 610		2 542		34		2 508

Operating costs (c)	(1 877)		–		(1 877)		(1 815)		–		(1 815)

Group operating profit	733		–		733		727		34		693

Share of operating profits less losses in joint ventures
and associated undertakings	155		–		155		140		–		140

Total operating profit	888		–		888		867		34		833

Profit/(loss) on disposals	(14)		(14)		–		98		98		–

Profit on ordinary activities before interest	874		(14)		888		965		132		833

Net interest	(80)		–		(80)		(63)		17		(80)

Profit on ordinary activities before taxation	794		(14)		808		902		149		753

Tax on profit on ordinary activites	(374)		–		(374)		(287)		(28)		(259)

Profit on ordinary activities after taxation	420		(14)		434		615		121		494

Minority shareholders’ interest	(10)		–		(10)		(29)		–		(29)

Profit for the financial year	410		(14)		424		586		121		465

Dividends	(110)		–		(110)		(105)		–		(105)

Transfer to reserves	300		(14)		314		481		121		360

Earnings per ordinary share:

Basic	11.6	p	(0.4	)p	12.0	p	16.7	p	3.4	p	13.3	p

Diluted	11.6	p	(0.4	)p	12.0	p	16.7	p	3.4	p	13.3	p

Dividends per ordinary share:

Interim	1.55	p					1.5	p

Final	1.55	p					1.5	p

Directors’ remuneration (£m) (d)	3.6						2.9

Capital expenditure including investment (£m)	1 510						1 079

Average number of employees	4 491						4 309

(a)	Exceptional items are detailed on page 12.
(b)	Business performance represents the underlying performance of BG, excluding the impact of exceptional items.
(c)	Results of gas trading activity have been re-presented on a net basis. This restatement has no impact on operating profit.
(d)	Directors’ remuneration for 2002 includes emoluments of £2.5m (2001 £2.2m) and £1.1m (2001 £0.7m) in respect of bonus payments under the BG Group Annual Incentive Scheme (2001 under the BG Group Short Term Incentive Scheme). As at 31 December 2002, the three Executive Directors were members of the BG Pension Scheme and the BG Supplementary Benefits Scheme, which are both defined benefit pension schemes.

AUDITORS’ STATEMENT TO THE MEMBERS OF BG GROUP PLC

We have examined the Summary Financial Statement, set out on pages 11, 12, 17 and 18 of this document.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The Directors are responsible for preparing this summarised Annual Review in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement within this summarised Annual Review with the Annual Report and Accounts, Directors’ Report and the Directors’ Remuneration Report of BG Group plc for the year ended 31 December 2002 and its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in this summarised Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

BASIS OF OPINION
We conducted our work in accordance with Bulletin 1999/6, ‘The auditors’ statement on the Summary Financial Statement’ issued by the Auditing Practices Board.

OPINON
In our opinion the Summary Financial Statement is consistent with the Annual Report and Accounts, the Directors’ Report and the Directors’ Remuneration Report of BG Group plc for the year ended 31 December 2002 and complies with Section 251 of the Companies Act 1985, and the regulations made thereunder.

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants and Registered Auditors, 1 Embankment Place, London WC2N 6RH

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18	BG GROUP PLC 2002

SEGMENTAL ANALYSIS – CONTINUING OPERATIONS
EXCLUDING EXCEPTIONAL ITEMS

	Group turnover		Total operating profit/(loss)

for the year ended 31 December	2002	2001	2002	2001
	£m	£m	£m	£m

Exploration and Production	1 555	1 283	731	606

Liquefied Natural Gas	309	81	8	29

Transmission and Distribution	541	834	50	119

Power Generation	189	192	124	104

Storage	–	75	–	21

Other activities	66	90	(25)	(46)

Less: intra-group sales	(50)	(47)

	2 610	2 508	888	833

SUMMARY CONSOLIDATED BALANCE SHEET

as at 31 December	2002	2001
	£m	£m

Fixed assets	5 656	5 168

Current assets	1 127	1 257

Creditors: amounts falling due within one year	(1 579)	(1 340)

Net current liabilities	(452)	(83)

Total assets less current liabilities	5 204	5 085

Creditors: amounts falling due after more than one year	(880)	(691)

Provisions for liabilities and charges	(976)	(864)

	3 348	3 530

BG shareholders’ funds	3 324	3 406

Minority shareholders’ interest	24	124

	3 348	3 530

Gearing ratio (debt/(debt + equity))	23.0%	13.2%

Debt equity ratio (debt/equity)	29.9%	15.2%

Important note

This Annual Review is only a summary of information in the Company’s accounts, Directors’ Report and Directors’ Remuneration Report. It does not contain sufficient information to allow for a full understanding of the results of the Group and the state of affairs of the Company or the Group or of its policies and arrangements concerning Directors’ remuneration as would be provided by the full BG Group Annual Report and Accounts 2002.

Shareholders who would like more detailed information may obtain a copy of the full Annual Report and Accounts for 2002 from our website www.bg-group.com. Alternatively it is available free of charge from the Head of Investor Relations at the registered office address on the back page. If you wish to receive the full Annual Report and Accounts in future years please write to Lloyds TSB Registrars at their address, shown on the back page.

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BG GROUP PLC 2002	19

NOTICE OF FOURTH ANNUAL GENERAL MEETING OF BG GROUP PLC

This document is important. If you are in any doubt about its content, you should consult an appropriate independent adviser.

If you have sold or transferred all of your shares in BG Group plc, please send this document and all accompanying documents to the purchaser or transferee, or to the stockbroker, bank or other agent through or to whom the sale or transfer was effected so that they can be passed on to the person who now owns the shares.

The fourth Annual General Meeting of BG Group plc (the ‘Company’) will be held in Hall 1 of the International Convention Centre, Birmingham B1 2EA on Tuesday, 22 April 2003 at 2.00 p.m. for the transaction of the business set out below.

This Notice contains the resolutions to be voted on at the Company’s Annual General Meeting. Resolutions 1 to 15 below are ordinary resolutions which will be passed if more than 50% of the votes cast are in favour of the resolutions.

Resolution 1
To receive the accounts and reports of the Directors and the Auditors for the year ended 31 December 2002.

Resolution 2
To declare a final dividend of 1.55 pence per ordinary share payable on 2 May 2003 to holders of ordinary shares on the register of shareholders of the Company at the close of business on 21 March 2003.

Resolution 3
To re-elect Sir Richard Giordano as a Director of the Company.

Resolution 4
To re-elect Mr David Benson as a Director of the Company.

Resolution 5
To re-elect Mr Frank Chapman as a Director of the Company.

Resolution 6
To re-elect Sir John Coles as a Director of the Company.

Resolution 7
To re-elect Mr Elwyn Eilledge as a Director of the Company.

Resolution 8
To re-elect Mr Keith Mackrell as a Director of the Company.

Resolution 9
To re-elect Dame Stella Rimington as a Director of the Company.

Resolution 10
To elect Mr Ashley Almanza as a Director of the Company.

Resolution 11
To elect Sir Robert Wilson as a Director of the Company.

Resolution 12
That the Remuneration Report (as set out on pages 60 to 69 of the BG Group Annual Report and Accounts) for the year ended 31 December 2002 be approved.

Resolution 13
To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company and to authorise the Directors to determine their remuneration.

Resolution 14
That the Company be and is hereby authorised to make donations to EU political organisations and to incur EU political expenditure in an aggregate amount not exceeding £200 000 during the period ending on the date of the Annual General Meeting in 2004; for the purposes of this resolution, ‘donations’‚ ‘EU political organisation’ and ‘EU political expenditure’ have the meanings given to them in Section 347A of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

Resolution 15
That the Directors be and are hereby authorised to amend, subject to the approval of the board of the Inland Revenue, the rules of the BG Group Company Share Option Scheme in the manner summarised in the Explanatory Notes forming part of this Notice and as set out in the draft rules available at the Meeting and signed by the Chairman for the purposes of identification.

Resolution 16 below is a special resolution which will be passed if not less than 75% of the votes cast are in favour of the resolution.

Resolution 16
That the Company be generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985 (as amended)) of ordinary shares of 10 pence each of the Company (“ordinary shares”) provided that:

(a)	the maximum number of ordinary shares hereby authorised to be acquired is 352 958 187;

(b)	the minimum price which may be paid for any such ordinary share is 10 pence, the nominal value of that share;

(c)	the maximum price which may be paid for any such ordinary share is an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased; and

(d)

the authority hereby conferred shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2004 or on 22 July 2004 if earlier; but a contract for purchase may be made before such expiry which will or may be executed wholly or partly thereafter, and a purchase of ordinary shares may be made in pursuance of any such contract.

A member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, to vote instead of him/her. A proxy need not be a member of the Company.

Registered office	By order of the Board
100 Thames Valley Park Drive	Emma Nichol
Reading	Company Secretary
Berkshire RG6 1PT	Dated 21 February 2003
Registered in England No. 3690065

A proxy form is enclosed with this Notice and instructions for its use are shown on the form. The completed proxy form should be returned to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6BA. Alternatively, you can submit your proxy electronically at www.sharevote.co.uk.		(ii)	a copy of the rules highlighting the proposed changes to the BG Group Company
Share Option Scheme referred to in Resolution 15; and

		(iii)	the register of interests of the Directors (and their families) in the share capital of the Company.

1	The following documents, which are available for inspection during normal business hours at the registered office of the Company on any weekday (Saturdays and public holidays excluded), will also be available for inspection at the place of the Annual General Meeting from 1.00 p.m. on the day of the Meeting until the conclusion of the Meeting:	2	The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 1995, specifies that only those holders of ordinary shares registered in the register of members of the Company as at 6.00 p.m. on 20 April 2003 shall be entitled to attend or vote at the Meeting in respect of the number of ordinary shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 p.m. on 20 April 2003 shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

(i)	copies of Directors’ service contracts with the Company;

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20	BG GROUP PLC 2002

NOTICE OF FOURTH ANNUAL GENERAL MEETING OF BG GROUP PLC continued

EXPLANATORY NOTES

ANNUAL REPORT AND ACCOUNTS (RESOLUTION 1)
The Directors must lay before the Meeting, the accounts of the Company for the financial year ended 31 December 2002, the Directors’ Report, the Remuneration Report and the Auditors’ Report on those accounts and the auditable part of the Remuneration Report.

DECLARATION OF A DIVIDEND (RESOLUTION 2)
A final dividend of 1.55 pence per ordinary share is recommended by the Directors for payment to ordinary shareholders who are on the register of the Company at the close of business on 21 March 2003. It is proposed that shareholders declare this dividend by passing Resolution 2. A final dividend can only be paid after it has been so declared by the shareholders at a general meeting. If so declared, the date of payment of the final dividend will be 2 May 2003. An interim dividend of 1.55 pence per share was paid on 13 December 2002.

APPOINTMENT OF DIRECTORS (RESOLUTIONS 3 TO 11)
Any person appointed by the Directors since the last Annual General Meeting must retire at the first Annual General Meeting after their appointment and may be elected by shareholders. In addition, Directors are subject to re-election by shareholders every three years.

Mr Ashley Almanza and Sir Robert Wilson were appointed by the Directors since the last Annual General Meeting. Sir Richard Giordano, Mr David Benson, Mr Frank Chapman, Sir John Coles, Mr Elwyn Eilledge, Mr Keith Mackrell and Dame Stella Rimington were last elected at the Annual General Meeting in 2000 and are now proposed for re-election.

Biographical details of all of the Directors are shown on page 11.

REMUNERATION REPORT (RESOLUTION 12)
The Directors’ Remuneration Report Regulations 2002 (the ‘Regulations’) came into force on 1 August 2002. The Regulations require companies quoted on the London Stock Exchange to put an ordinary resolution to shareholders at the Annual General Meeting seeking approval of the Remuneration Report.

The vote is advisory in nature, in that payments made or promised to Directors will not have to be repaid in the event that the ordinary resolution is not passed.

RE-APPOINTMENT AND REMUNERATION OF AUDITORS (RESOLUTION 13)
The Company is required to appoint auditors at each general meeting at which accounts are laid before the Company, to hold office until the next such meeting. Following the recommendation of the Audit Committee, the Directors propose to re-appoint PricewaterhouseCoopers LLP as Auditors of the Company. The resolution also proposes that the Directors be authorised to determine the level of the Auditors’ remuneration. Following the conversion of our auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 13 February 2003 and the Directors appointed its successor, PricewaterhouseCoopers LLP, as auditors.

POLITICAL PARTIES, ELECTIONS AND REFERENDUMS ACT 2000
(THE ‘2000 ACT’) (RESOLUTION 14)
It is the Company’s policy not to make any donations to political parties and the Board does not intend to change that policy. The 2000 Act came into force in February 2001 and includes very broad definitions of political donations and expenditure which may have the effect of covering a number of normal business activities that would not be thought to be political donations in the usual sense. These could include support for bodies engaged in law reform or government policy review, involvement in seminars and functions that may be attended by politicians, job exchanges between industry and government and the provision of additional paid leave for employees fulfilling their duties as local government councillors.

To avoid any possibility of inadvertently contravening the 2000 Act, the Directors consider that it would be prudent to follow the procedure specified in the 2000 Act to obtain shareholder approval to incur a level of expenditure to cover all these activities (as it did at the 2002 Annual General Meeting). Resolution 14 seeks authority to incur total expenditure of £200 000 in the forthcoming year. The Board will not use this authority to make any political donations as that expression would have been understood before the 2000 Act became law.

BG GROUP COMPANY SHARE OPTION SCHEME (RESOLUTION 15)
Each year, the Remuneration Committee determines the appropriate blend of awards under the Company Share Option Scheme (CSOS) and the Long Term Incentive Scheme (LTIS) that will be made to executives within a maximum combined Estimated Present Value (EPV). EPV is defined in the section headed Long-Term Incentives – Estimated Present Value on page 14.

The extent to which awards may be made under the schemes is also subject to the individual limits contained therein. Grants to individuals under the CSOS are subject to a limit based on the aggregate of awards made within the preceding 12 month period. However, this is inconsistent with the individual limit contained in the LTIS which is based on awards within a calendar year. This timing differential limits the Remuneration Committee’s flexibility when apportioning the combined EPV of awards between CSOS and LTIS on an annual basis.

It is therefore proposed to amend the CSOS to bring the award basis into line with the LTIS such that the limits on grants to individuals will be based on awards made in a calendar year for each scheme. This will ensure that the Remuneration Committee has the flexibility under each scheme to determine the appropriate blend of awards under CSOS and LTIS that may be made to executives.

This is a technical, rather than substantive, amendment. It will not result in increased annual grants being made.

AUTHORITY TO MAKE MARKET PURCHASES OF OWN SHARES (RESOLUTION 16)
In certain circumstances it may be advantageous for the Company to purchase its own ordinary shares and Resolution 16 seeks authority from shareholders to do so. The Directors intend to exercise this power only when, in the light of market conditions prevailing at the time, they believe that the effect of such purchases will be to increase the underlying value per share having regard to the intent of the Institutional Investor Guidelines and is in the best interests of shareholders generally. Other investment opportunities, appropriate gearing levels and the overall position of the Company will also be taken into account before deciding upon this course of action. Any shares purchased in this way will be cancelled and the number of shares in issue will be reduced accordingly.

The Resolution specifies the maximum number of shares which may be acquired (10% of the Company’s issued ordinary share capital) and the maximum and minimum prices at which they may be bought.

The total number of options to subscribe for equity shares outstanding at 20 February 2003 is 32.7 million. This represents 0.93% of the issued share capital at that date. If the Company bought back the maximum number of shares permitted pursuant to the passing of this Resolution, then the total number of options to subscribe for equity shares outstanding at that date would represent 1.03% of the issued share capital as reduced following those repurchases. There are no warrants to subscribe for ordinary shares outstanding at 20 February 2003.

Your Directors unanimously recommend that you vote in favour of all the above Resolutions.

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BG GROUP PLC 2002	21

Electronic Proxy Voting
Shareholders may register the appointment of a proxy for this Meeting electronically by contacting the website,www.sharevote.co.uk, where full details of the procedure are given. That website is operated by the Company’s Registrar, Lloyds TSB Registrars. Shareholders are advised to read the terms and conditions relating to the use of this facility before appointing a proxy. These terms and conditions may be viewed on the website. Any electronic communication sent by a shareholder that is found to contain a computer virus will not be accepted. Electronic communication facilities are available to all shareholders and those who use them will not be disadvantaged in any way.

Summary of AGM business
A summary of the business carried out at the Meeting will be published on the Company’s website, www.bg-group.com

How to get to the Meeting
The map below shows the location of the Meeting. Car parking is available at the International Convention Centre (ICC) as shown on the map.

Parking spaces for the disabled are available on request from the ICC. Please call 0121 644 6006 if you wish to reserve a space.

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How to find out more about BG
If you would like to learn more about our operations and business policies, the following publications are available on our website, www.bg-group.com or on request from the registered office address:

•	Annual Report and Accounts

•	2002 Social and Environment Report

•	Statement of Business Principles and Group Policies

How to receive shareholder communications electronically
 Through Shareview you can register to receive Company communications electronically.Shareview is a free service from our Registrar, Lloyds TSB Registrars, which gives you access to information on your investments including balance movements, indicative share prices and information on recent payments. To register for this service visit www.shareview.co.uk and follow the simple instructions.

Electronic Proxy Appointment
Shareholders can submit proxies for the Annual General Meeting electronically on www.sharevote.co.uk

Consolidated tax vouchers
Shareholders who receive their dividend direct to their bank or building society will receive a consolidated tax voucher once every year. The consolidated tax voucher shows all dividend payments made in the tax year and is sent to shareholders with their Annual Report and Accounts or Annual Review, just prior to them receiving any tax return from the Inland Revenue.

Shareholders wishing to receive a tax voucher in respect of each dividend payment should contact our Registrar.

External websites
BG Group is not responsible for the content of external internet sites quoted in this Annual Review.

BG Group Corporate Individual Savings Accounts (ISAs)
Carr Sheppards Crosthwaite Ltd, Clock House, Dogflud Way, Farnham, Surrey GU9 7UL. Telephone 01252 712 049

Low cost share dealing services
Information on a range of low cost share dealing services is available from our Registrar on 0870 600 3951 or at www.bg-group.com

Information on gifting your shares
To transfer your shares to another member of your family as a gift, please ask our Registrar for a gift transfer form. The completed transfer form and relevant share certificate(s) should be completed and returned to our Registrar to record the change in ownership. If you have a small number of shares and would like to donate them to charity, please ask our Registrar for a ShareGift (charity donation scheme) transfer form. Information is also available on the ShareGift website www.sharegift.org

Enquiries
Enquiries relating to the Group’s results, business and financial position should be made in writing to the Head of Investor Relations, at the registered office address or by email to invrel@bg-group.com

General enquiries about shareholder matters
Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Telephone 0870 600 3951

Registered office
BG Group plc, 100 Thames Valley Park Drive,
Reading, Berkshire RG6 1PT

Registered in England No. 3690065

BG Group plc
100 Thames Valley Park Drive
Reading, Berkshire RG6 1PT
www.bg-group.com

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SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BG Group plc

Date: March 17, 2003
	By:	/s/ Ben Mathews
	Name:	Ben Mathews
	Title:	Deputy Company Secretary